[Sequoia Residential Funding, Inc. Letterhead]

April 29, 2015

Katherine Hsu, Esq.

Kayla Florio, Esq.

Special Counsel

Division of Corporation Finance

Office of Structured Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Sequoia Mortgage Trust 2012-4
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 30, 2015
File No. 333-179292-03

Dear Ms. Hsu and Ms. Florio:

The Registrant has received Staff’s comment letter dated April 22, 2015 (the “Staff Letter”) and hereby requests additional time beyond (10) business days in which to prepare and file its Response to such Staff Letter. Several of the Staff’s comments concern third parties who acted as servicers or securities administrator or accountants for servicers on the transaction referenced above. Registrant is in the process of contacting such third parties and eliciting information from them in order to prepare responses to Staff’s comments. Additional response time will allow us to communicate with such third parties and to draft a complete response to Staff’s comments with the most accurate and detailed information possible.

The Registrant anticipates it will comply with the Staff’s request on or before Friday, May 29, 2015.

Please call our counsel, Phillip R. Pollock, at (415) 772-9679 should you have any questions or should you need any other information in regards to this matter.

Very truly yours,

/s/ Matthew J. Tomiak

Matthew J. Tomiak

Vice President